Exhibit 99.1

Immuron Appoints CEO Dr. Gary S. Jacob to Board of Directors

Melbourne, Australia, April 17, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunoglobulin therapeutics for the treatment of gut mediated diseases, today announced the appointment of Dr. Gary S. Jacob, CEO of Immuron Ltd. to the Board of Directors as a Director.

Dr. Jacob was appointed Chief Executive Officer of Immuron Ltd. on 19 November 2018 and this appointment to the Board is as envisaged in his employment agreement.

The material terms of Dr. Jacob’s employment agreement are set out below as required by Listing Rule 3.16.4.

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection. Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). The company now has plans to develop a U.S. registration dossier for IMM-124E for Travellers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

For more information visit: http://www.immuron.com.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Attachment 1

Dr Gary S. Jacob – Material terms of the employment agreement

Appointment Date	17 April 2019
Term	Unchanged Appointment on an on-going basis subject to customary probationary period and termination by either party.
Fixed Remuneration

Unchanged

Remains unchanged at $350,000 USD per annum comprising base salary and excluding statutory superannuation or equivalent.

Up to $45,000 USD per annum for eligible health insurance and other employment related compensation.

Short Term Incentives	Short Term Incentives of up to 50% of base salary to achieving key performance indicators to be defined by the Board
Long Term Incentives	Subject to shareholder approval - 5 million options exercisable at A$0.50 per option on or before 10 February 2024